UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 6, 2022, Sportradar Group AG (the “Company”) held its annual general meeting. In accordance with article 13 of the Company’s articles of association, the relevant simple majority voting on agenda items for the annual general meeting was calculated based on the votes cast, not taking into account abstentions, empty votes and invalid votes. The number of abstentions are therefor provided below only for the sake of completeness. For agenda item 7.1, the simple majority was, in accordance with mandatory Swiss law, calculated based on the nominal value of the voted shares. For all other agenda items, the simple majority was calculated based on the number of shares voted (“one share, one vote”principle). The final results of each of the agenda items submitted to a vote of the shareholders are below.

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Item 1.1: Management Report, Consolidated Financial Statements and Statutory Financial Statements. The shareholders approved the Management Report, Consolidated Financial Statements and Statutory Financial Statements, each for the year ended December 31, 2021. The shareholders approved this item with 1,065,841,910 votes (99.99% of all shares considered voted) in favor, 12,097 votes (less than 0.01%) against and 5,600 abstentions.

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Item 1.2: Consultative Vote on the Compensation Report. The shareholders endorsed (in a non-binding consultative vote) the Compensation Report for the year ended December 31, 2021. The shareholders approved this item with 1,063,304,642 votes (99.76% of all shares considered voted) in favor, 2,548,694 votes (0.24%) against and 6,271 abstentions.

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Item 2: Appropriation of Available Earnings. The shareholders approved the proposal to carry forward the available earnings of CHF -2,603,786,167.30 to the new accounts. The shareholders approved this item with 1,065,838,374 votes (99.99% of all shares considered voted) in favor, 16,940 votes (less than 0.01%) against and 4,293 abstentions.

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Item 3: Discharge of the Board of Directors and of the Executive Management. The shareholders approved the discharge of all members of the Board of Directors and of the Executive Management from personal liability for their actions in the year ended December 31, 2021. The shareholders approved this item with 157,102,816 votes (99.97% of all shares deemed represented for purposes of this item) in favor, 51,215 votes (0.03%) against and 4,033 abstentions.

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Item 4.1: Election of Members of the Board of Directors. The shareholders approved the re-election of Jeffery W. Yabuki, Carsten Koerl, Hafiz Lalani, Deirdre Mary Bigley, John Andrew Doran, George Fleet, Charles John Robel and Marc Walder as directors, each for a term of office until the conclusion of the Annual General Meeting in 2023.

•	The shareholders approved the re-election of Jeffery W. Yabuki with 1,065,814,955 votes (99.99% of all shares considered voted) in favor, 41,386 votes (less than 0.01%) against and 3,266 abstentions.

•	The shareholders approved the re-election of Carsten Koerl with 1,065,814,392 votes (99.99% of all shares considered voted) in favor, 41,497 votes (less than 0.01%) against and 3,718 abstentions.

•	The shareholders approved the re-election of Hafiz Lalani with 1,065,519,906 votes (99.97% of all shares considered voted) in favor, 335,458 votes (0.03%) against and 4,243 abstentions.

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The shareholders approved the re-election of Deirdre Mary Bigley with 1,065,516,584 votes (99.99% of all shares considered voted) in favor, 46,191 votes (less than 0.01%) against and 296,831 abstentions.

•	The shareholders approved the re-election of John Andrew Doran with 1,065,520,115 votes (99.97% of all shares considered voted) in favor, 335,441 votes (0.03%) against and 4,051 abstentions.

•	The shareholders approved the re-election of George Fleet with 1,064,688,899 votes (99.92% of all shares considered voted) in favor, 873,615 votes (0.08%) against and 297,093 abstentions.

•	The shareholders approved the re-election of Charles John Robel with 1,065,813,799 votes (99.99% of all shares considered voted) in favor, 41,488 votes (less than 0.01%) against and 4,320 abstentions.

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The shareholders approved the re-election of Marc Walder with 1,065,811,889 votes (99.99% of all shares considered voted) in favor, 41,896 votes (less than 0.01%) against and 5,824 (less than 0.01%) abstentions.

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Item 4.2: Election of the Chair of the Board of Directors. The shareholders approved the re-election of Jeffery W. Yabuki as Chairman of the Board of Directors for a term of office until the conclusion of the Annual General Meeting in 2023. The shareholders approved this item with 1,065,814,127 votes (99.99% of all shares considered voted) in favor, 41,799 votes (less than 0.01%) against and 3,681 abstentions.

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Item 4.3: Election of the Members of the Compensation Committee. The shareholders approved the re-election of Deirdre Mary Bigley, Marc Walder, Hafiz Lalani, and John Andrew Doran as members of the Compensation Committee, each for a term of office until the conclusion of the Annual General Meeting in 2023.

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The shareholders approved the re-election of Deirdre Mary Bigley with 1,065,807,736 votes (99.99% of all shares considered voted) in favor, 47,563 votes (less than 0.01%) against and 4,310 abstentions.

•	The shareholders approved the re-election of Marc Walder with 1,065,809,558 votes (99.99% of all shares considered voted) in favor, 42,731 votes (less than 0.01%) against and 7,320 abstentions.

•	The shareholders approved the re-election of Hafiz Lalani with 1,065,517,228 votes (99.97% of all shares considered voted) in favor, 336,774 votes (0.03%) against and 5,607 abstentions.

•	The shareholders approved the re-election of John Andrew Doran with 1,065,518,089 votes (99.97% of all shares considered voted) in favor, 336,036 votes (0.03%) against and 5,483 abstentions.

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Item 5.1: Approval of the Total Maximum Amount of Board Compensation. The shareholders approved the aggregate maximum amount of compensation of USD 3,000,000.00 (including employer social security and pension contributions) to be paid or awarded to the members of the Board of Directors for the term of office until the Annual General Meeting in 2023. The shareholders approved this item with 1,064,117,607 votes (99.84% of all shares considered voted) in favor, 1,734,890 votes (0.16%) against and 7,111 abstentions.

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Item 5.2: Approval of the Total Maximum Amount of Executive Management Compensation. The shareholders approved the aggregate maximum amount of compensation for Executive Management of USD 40,000,000.00 (including employer social security and pension contributions) for the next financial year of the Company (i.e., January 1, 2023 to December 31, 2023). The shareholders approved this item with 1,064,113,748 votes (99.84% of all shares considered voted) in favor, 1,735,938 votes (0.16%) against and 9,923 abstentions.

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Item 6: Election of Independent Proxy. The shareholders approved the re-election of the law firm Fürer Partner Advocaten, Frauenfeld, Switzerland as independent proxy for a term of office until the conclusion of the Annual General Meeting in 2023. The shareholders approved this item with 1,065,823,673 votes (99.99% of all shares considered voted) in favor, 33,545 votes (less than 0.01%) against and 2,391 abstentions.

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Item 7.1: Election of Statutory Auditors. The shareholders approved the re-election of KPMG AG (CHE-255.496.640), St. Gallen, Switzerland, as statutory auditors for a term of office until the conclusion of the Annual General Meeting in 2023. The shareholders approved this item with votes totaling a nominal value of CHF 25,249,686.91 (99.98% of all shares considered voted) in favor, votes totaling a nominal value of CHF 5,727.60 votes (0.02%) against and 1,833 abstentions.

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Item 7.2: Election of Special Auditors. The shareholders approved the election of BDO AG, St. Gallen, Switzerland, as special auditors for audit services related to capital increases, capital reductions and related corporate actions for a term of office until the conclusion of the Annual General Meeting in 2023. The shareholders approved this item with 1,065,822,782 votes (99.99% of all shares considered voted) in favor, 32,054 votes (less than 0.01%) against and 4,773 abstentions.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2022

SPORTRADAR GROUP AG

By:	/s/ Alex Gersh
Name: Alex Gersh
Title: Chief Financial Officer